Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

08000016

RECEIVED
2008 JAN -2 P 4:17

December 28, 2007
Our ref. No. PI 176

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

· Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary (MMC Auto Africa (Pty.) Limited.)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Yoshihiro Kuroi
General Manager
Investor Relations Office

PROCESSED
JAN 07 2008
THOMSON FINANCIAL





Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on December 28, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation (MC) has decided to dissolve and liquidate the following subsidiary.

1. Overview of Company to Be Dissolved

Name:	MMC Auto Africa (Pty.) Limited.
Location:	Johannesburg, Gauteng Province, South Africa
Representative:	Satoru Konishi
Business:	Export of Japan-, Thailand-, South Africa-made Mitsubishi Motor Corporation vehicles to countries around South Africa
Established:	July 2000
Capital:	4 Million Rand
Shareholder:	100% owned subsidiary of MC
Fiscal year-end:	March

2. Reason for Dissolution and Liquidation

The decision was made to dissolve and liquidate MMC Auto Africa because the company will withdraw from the business due to change in the market and trade environment.

3. Schedule

Completion of liquidation: March 31, 2008

4. Impact on MC's Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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END